Exhibit 3.5

STATE OF DELAWARE

CERTIFICATE OF AMENDMENT TO THE
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
ATOMERA INCORPORATED
a Delaware corporation

ATOMERA INCORPORATED, a Delaware corporation (the "Corporation"), does hereby certify that the following amendment to the Corporation's Amended and Restated Certificate of Incorporation has been duly adopted in accordance with the provision of Section 242 of the Delaware General Corporation Law:

The Amended and Restated Certificate of Incorporation is hereby amended by deleting Article FOURTH thereof in its entirety and by inserting the following in lieu thereof:

“This Corporation is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares that the Corporation is authorized to issue is ninety-seven million five hundred thousand (97,500,000) shares, ninety-five million (95,000,000) shares of which shall be Common Stock and two million five hundred thousand (2,500,000) shares of which shall be Preferred Stock. The Common Stock shall have a par value of $0.001 per share and the Preferred Stock shall have a par value of $0.001 per share.”

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to the Amended and Restated Certificate of Incorporation to be signed by its duly authorized officer, this 13th day of May 2026, and the foregoing facts stated herein are true and correct.

By: /s/ Scott Bibaud Name: Scott Bibaud Title: President and Chief Executive Officer